SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

86737M 100 (1)

(CUSIP Number)

Ying Zhang

CBC Mobile Venture Limited

Unit 906 Level 9

Cyberport 2, 100 Cyberport Road

Hong Kong

852 2122 8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing six Class A Ordinary Shares, par value $0.0001 per share

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Mobile Venture Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. China Broadband Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Partners L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. CBC Ultimate Partners Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. Info Expert Service Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 86737M 100

1.	Name of reporting person. Suning Tian
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO – See Item 3
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) IN

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed with respect to Sungy Mobile Limited (the “Issuer”) jointly by CBC Mobile Venture Limited, China Broadband Capital Partners, L.P., CBC Partners L.P., CBC Ultimate Partners Ltd, Info Expert Service Ltd. (collectively, the “CBC Reporting Persons”) and Suning Tian (together with the CBC Reporting Persons, the “Reporting Persons”) pursuant to their joint filing agreement, filed with the Schedule 13D (as defined below), as Exhibit 99.1 and incorporated herein by reference.

This Amendment amends and supplements the statement on Schedule 13D filed on June 15, 2015 (the “Schedule 13D”), by the Reporting Persons with the Commission. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 16, 2015, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time). At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On November 17, 2015, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of November 17, 2015, pursuant to which the Merger became effective on November 17, 2015. As a result of the Merger, the Issuer ceased to be a publicly traded company and will continue its operations as a private company wholly owned by Parent, with one ordinary share outstanding (which is owned by Parent).

At the effective time of the Merger (the “Effective Time”), each ordinary share of the Issuer issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.81667 and each issued and outstanding ADS was cancelled in exchange for the right to receive US$4.90, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain shares held by Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. and CBC Mobile Venture Limited (the “Rollover Shares”) and the shares held by Parent, the Issuer or any of their respective subsidiaries (including such shares represented by ADSs) immediately prior to the Effective Time of the Merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent in accordance with the Merger Agreement and the Equity Contribution Agreement.

At the Effective Time, each option to purchase Shares (each, a “Company Option”), and right to purchase Shares (each, a “Company Share Purchase Right”), in each case granted under the Company’s Amended and Restated 2006 Global Share Plan, the Company’s Amended and Restated 2010 Global Share Plan and the Company’s Amended and Restated 2013 Share Incentive Plan (as amended and supplemented, collectively, the “Share Incentive Plans”) that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the product of (a) the excess, if any, of US$0.81667 over the per share exercise price of such Company Option or Company Share Purchase Right and (b) the number of Shares (including Class A ordinary shares represented by ADSs) underlying such Company Option or Company Share Purchase Right in cash, without interest and net of any applicable withholding taxes.

At the Effective Time, each outstanding restricted share (each, a “Company Restricted Share”) and restricted share unit of the Company (each, a “Company RSU”), in each case granted under the Share Incentive Plans that was outstanding immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled and entitled the holder thereof to receive an amount equal to the US$0.81667 in respect of the number of Shares underlying such Company Restricted Share or Company RSU, in cash, without interest and net of any applicable withholding taxes.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Issuer and the ordinary shares underlying them will become effective and the reporting obligations of the Issuer under the Securities Exchange Act of 1934 will be terminated.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As a result of the Merger, all of the Rollover Shares were contributed to Parent in exchange for the right to subscribe for newly issued ordinary shares of Parent pursuant to the terms of the Merger Agreement and the Contribution Agreement.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d) – (e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:*	Joint Filing Agreement by and between the Reporting Persons, dated as of June 15, 2015.

Exhibit 99.2:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 99.3:*	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 99.4:*	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 99.5:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 99.6:*	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 99.7:*	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 99.8:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on June 15, 2015

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 9, 2015

CBC Mobile Venture Limited	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

China Broadband Capital Partners, L.P.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Authorized Signatory

CBC Partners L.P.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Authorized Signatory

CBC Ultimate Partners Ltd	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

Info Expert Services Ltd.	By:	/s/ Suning Tian
	Name:	Suning Tian
	Title:	Director

Suning Tian	By:	/s/ Suning Tian
	Name:	Suning Tian

INDEX TO EXHIBITS

Exhibit 99.1:*	Joint Filing Agreement by and between the Reporting Persons, dated as of June 15, 2015.

Exhibit 99.2:*	Proposal Letter from Mr. Yuqiang Deng and Mr. Zhi Zhu to the board of directors of the Issuer, dated as of April 13, 2015.

Exhibit 99.3:*	Consortium Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of May 18, 2015.

Exhibit 99.4:*	Joinder Agreement entered into among CBC Mobile Venture Limited, Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P., dated as of June 8, 2015.

Exhibit 99.5:	Agreement and Plan of Merger entered into among Sunflower Parent Limited, Sunflower Merger Sub Limited and Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

Exhibit 99.6:*	Equity Contribution and Voting Agreement entered into among Mr. Yuqiang Deng, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., CBC Mobile Venture Limited and Sunflower Parent Limited, dated as of June 8, 2015.

Exhibit 99.7:*	Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Sunflower Parent Limited and Sunflower Merger Sub Limited, dated as of June 5, 2015.

Exhibit 99.8:	Limited Guarantee by Freedom First Holdings Limited in favor of Sungy Mobile Limited, dated as of June 8, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 9, 2015).

*	Previously filed on June 15, 2015